UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

DOLBY LABORATORIES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

CLASS A COMMON STOCK: 25659T107

CLASS B COMMON STOCK: Not Applicable

(CUSIP Number)

Dolby Laboratories, Inc.

1275 Market Street

San Francisco, CA 94103

Phone: (415) 558-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 2 of 20

1.	Names of reporting persons Dagmar Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,308,250 shares of Class A Common Stock (1)(2)
	8.	Shared voting power 1,310,000 shares of Class A Common Stock and 33,880,690 shares of Class B Common Stock (1)(3)
	9.	Sole dispositive power 1,308,250 shares of Class A Common Stock and 46,712,813 shares of Class B Common Stock (1)(4)
	10.	Shared dispositive power 1,310,000 shares of Class A Common Stock (1)(5)
11.	Aggregate amount beneficially owned by each reporting person 2,618,250 shares of Class A Common Stock and 46,712,813 shares of Class B Common Stock (1)(4)(5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 48.9% (1)(6)(7)(8)
14.	Type of reporting person (see instructions) IN

(1)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(2)	Consists of (i) 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Family Administrative Trust under the Dolby Family Trust instrument dated May 7, 1999 (the “Dolby Administrative Trust”) and (ii) 1,308,150 shares of Class A Common Stock held of record by the Ray and Dagmar Dolby Family Fund, a California nonprofit public benefit corporation and a private foundation within the meaning of section 509(a) of the Internal Revenue Code (the “Dolby Family Fund”). Dagmar Dolby is the Trustee of, and has sole dispositive and voting power over the shares held of record by, the Dolby Administrative Trust. Dagmar Dolby is the President and sole director of, and has sole dispositive and voting power over the shares held of record by, the Dolby Family Fund. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.

(3)	Consists of (i) 1,310,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund, a California nonprofit public benefit corporation (the “Dagmar Dolby Fund”), (ii) 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Marital Trust”), and (iii) 10,206,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999 (the “Dagmar Dolby Trust”). Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, has, or will have within 60 days after March 23, 2016, shared dispositive and voting power over the shares held of record by the Dagmar Dolby Fund, with voting decisions requiring the majority vote of the Dagmar Dolby Fund’s board of directors. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.

(4)	Consists of (i) 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Administrative Trust, (ii) 1,308,150 shares of Class A Common Stock held of record by the Dolby Family Fund, (iii) 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust, (iv) 10,206,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (v) 536,033 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002 (the “Ray Dolby 2002 Trust A”), (vi) 939,424 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002 (the “Ray Dolby 2002 Trust B”), (vii) 2,103,495 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011 (the “Ray Dolby 2011 Trust A”), (viii) 2,103,171 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011 (the “Ray Dolby 2011 Trust B”), (ix) 2,500,000 shares of Class B Common Stock held of record by Dolby Holdings II LLC (the “Family LLC”), and (x) 4,650,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB, dated March 23, 2016 (the “Dagmar Dolby 2016 Trust BB”). Dagmar Dolby is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Dolby Administrative Trust, the Marital Trust, the Dagmar Dolby Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2016 Trust BB. Dagmar Dolby, as the Trustee of the Dolby Administrative Trust, has sole power to direct the voting of the shares held of record by the Dolby Administrative Trust. Dagmar Dolby and David E. Dolby, Dagmar Dolby’s son and Special Trustee of the Marital Trust and the Dagmar Dolby Trust, have shared voting power over the shares held of record by each of the Marital Trust, and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2016 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC, and each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the shares held of record by the Family LLC, as Special Managers of the Family LLC. Dagmar Dolby, as the President and sole director of the Dolby Family Fund, has sole dispositive and voting power over the shares held of record by the Dolby Family Fund. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.

(5)	Consists of 1,310,000 shares of Class A Common Stock held of record by the Dagmar Dolby Fund. Dagmar Dolby, as one of three directors of the Dagmar Dolby Fund, has, or will have within 60 days after March 23, 2016, shared dispositive and voting power over the shares held of record by the Dagmar Dolby Fund, with voting decisions requiring the majority vote of the Dagmar Dolby Fund’s board of directors. The Reporting Person disclaims beneficial ownership of these securities except to the extent of her pecuniary interest therein.

(6)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Dagmar Dolby is 49.9%. Dagmar Dolby’s percentage ownership of Class B Common Stock is 96.2%.

(7)	The shares represented in Row 11 represent 87.3% of the total voting power of the Class A Common Stock and Class B Common Stock and the shares over which Dagmar Dolby has sole or shared voting power represent 63.5% of the total voting power of the Class A Common Stock and Class B Common Stock.

(8)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 3 of 20

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Marital Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 23,674,496 shares of Class B Common Stock (9)(10)
	9.	Sole dispositive power 23,674,496 shares of Class B Common Stock (9)(10)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 23,674,496 shares of Class B Common Stock (9)(10)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 23.5% (9)(11)(12)(13)
14.	Type of reporting person (see instructions) OO

(9)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(10)	Consists of 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Marital Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Marital Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Marital Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.

(11)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Marital Trust is 31.2%. The Marital Trust’s percentage ownership of Class B Common Stock is 48.7%.

(12)	Represents 44.0% of the total voting power of the Class A Common Stock and Class B Common Stock.

(13)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 4 of 20

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby Trust under the Dolby Family Trust Instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 10,206,194 shares of Class B Common Stock (14)(15)
	9.	Sole dispositive power 10,206,194 shares of Class B Common Stock (14)(15)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 10,206,194 shares of Class B Common Stock (14)(15)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.1% (14)(16)(17)(18)
14.	Type of reporting person (see instructions) OO

(14)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(15)	Consists of 10,206,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee.

(16)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby Trust is 16.3%. The Dagmar Dolby Trust’s percentage ownership of Class B Common Stock is 21.0%.

(17)	Represents 19.0% of the total voting power of the Class A Common Stock and Class B Common Stock.

(18)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 5 of 20

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 536,033 shares of Class B Common Stock (19)(20)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 536,033 shares of Class B Common Stock (19)(20)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.5% (19)(21)(22)(23)
14.	Type of reporting person (see instructions) OO

(19)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(20)	Consists of 536,033 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust A.

(21)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust A is 1.0%. The Ray Dolby 2002 Trust A’s percentage ownership of Class B Common Stock is 1.1%.

(22)	Represents 1.0% of the total voting power of the Class A Common Stock and Class B Common Stock.

(23)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 6 of 20

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B dated April 19, 2002
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 939,424 shares of Class B Common Stock (24)(25)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 939,424 shares of Class B Common Stock (24)(25)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.9% (24)(26)(27)(28)
14.	Type of reporting person (see instructions) OO

(24)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(25)	Consists of 939,424 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2002 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2002 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2002 Trust B.

(26)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2002 Trust B is 1.8%. The Ray Dolby 2002 Trust B’s percentage ownership of Class B Common Stock is 1.9%.

(27)	Represents 1.7% of the total voting power of the Class A Common Stock and Class B Common Stock.

(28)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 7 of 20

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,103,495 shares of Class B Common Stock (29)(30)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,103,495 shares of Class B Common Stock (29)(30)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.1% (29)(31)(32)(33)
14.	Type of reporting person (see instructions) OO

(29)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(30)	Consists of 2,103,495 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A. Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust A, and Thomas E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust A.

(31)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2011 Trust A is 3.9%. The Ray Dolby 2011 Trust A’s percentage ownership of Class B Common Stock is 4.3%.

(32)	Represents 3.9% of the total voting power of the Class A Common Stock and Class B Common Stock.

(33)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 8 of 20

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B dated December 14, 2011
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 2,103,171 shares of Class B Common Stock (34)(35)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 2,103,171 shares of Class B Common Stock (34)(35)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.1% (34)(36)(37)(38)
14.	Type of reporting person (see instructions) OO

(34)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(35)	Consists of 2,103,171 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Ray Dolby 2011 Trust B. Dagmar Dolby has sole dispositive power over the shares held of record by the Ray Dolby 2011 Trust B, and David E. Dolby has sole power to direct the voting of the shares held of record by the Ray Dolby 2011 Trust B.

(36)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Ray Dolby 2011 Trust B is 3.9%. The Ray Dolby 2011 Trust B’s percentage ownership of Class B Common Stock is 4.3%.

(37)	Represents 3.9% of the total voting power of the Class A Common Stock and Class B Common Stock.

(38)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 9 of 20

1.	Names of reporting persons Dolby Holdings II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 2,500,000 shares of Class B Common Stock (39)(40)
	9.	Sole dispositive power None
	10.	Shared dispositive power 2,500,000 shares of Class B Common Stock (39)(40)
11.	Aggregate amount beneficially owned by each reporting person 2,500,000 shares of Class B Common Stock (39)(40)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.5% (39)(41)(42)(43)
14.	Type of reporting person (see instructions) OO

(39)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(40)	Consists of 2,500,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC. Each of Thomas E. Dolby and David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as Special Managers of the Family LLC.

(41)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Family LLC is 4.6%. The Family LLC’s percentage ownership of Class B Common Stock is 5.1%.

(42)	Represents 4.6% of the total voting power of the Class A Common Stock and Class B Common Stock.

(43)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 10 of 20

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA dated March 5, 2014 (44)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person None
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (45)
14.	Type of reporting person (see instructions) OO

(44)	Dagmar Dolby is the Trustee of, and has sole dispositive power over shares held of record by, the Dagmar Dolby 2014 Trust AA, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust AA”). Thomas E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust AA and has sole power to direct the voting of shares held of record by the Dagmar Dolby 2014 Trust AA.

(45)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 11 of 20

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB dated March 5, 2014 (46)
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person None
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (47)
14.	Type of reporting person (see instructions) OO

(46)	Dagmar Dolby is the Trustee of, and has sole dispositive power over shares held of record by, the Dagmar Dolby 2014 Trust BB, dated March 5, 2014 (the “Dagmar Dolby 2014 Trust BB”). David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2014 Trust BB and has sole power to direct the voting of shares held of record by the Dagmar Dolby 2014 Trust BB.

(47)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 12 of 20

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB dated March 23, 2016
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power None
	9.	Sole dispositive power 4,650,000 shares of Class B Common Stock (48)(49)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 4,650,000 shares of Class B Common Stock (48)(49)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.6% (48)(50)(51)(52)
14.	Type of reporting person (see instructions) OO

(48)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(49)	Consists of 4,650,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB. David E. Dolby, Dagmar Dolby’s son, is the Special Trustee of the Dagmar Dolby 2016 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Dagmar Dolby 2016 Trust BB, and David E. Dolby has sole power to direct the voting of the shares held of record by the Dagmar Dolby 2016 Trust BB.

(50)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by the Dagmar Dolby 2016 Trust BB is 8.2%. The Dagmar Dolby 2016 Trust BB’s percentage ownership of Class B Common Stock is 9.6%.

(51)	Represents 8.6% of the total voting power of the Class A Common Stock and Class B Common Stock.

(52)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 13 of 20

1.	Names of reporting persons Dagmar Dolby, as Trustee of the Dolby Family Administrative Trust under the Dolby Family Trust instrument dated May 7, 1999
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 100 shares of Class A Common Stock (53)(54)
	8.	Shared voting power None
	9.	Sole dispositive power 100 shares of Class A Common Stock (53)(54)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 100 shares of Class A Common Stock (53)(54)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (53)(55)(56)(57)
14.	Type of reporting person (see instructions) OO

(53)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(54)	Consists of 100 shares of Class A Common Stock held of record by Dagmar Dolby, as Trustee of the Dolby Administrative Trust. Dagmar Dolby is the Trustee of, and has sole dispositive and voting power over the shares held of record by, the Dolby Administrative Trust.

(55)	Represents the percentage ownership of Class A Common Stock assuming no outstanding shares of Class B Common Stock are converted into shares of Class A Common Stock.

(56)	Represents 0.0% of the total voting power of the Class A Common Stock and Class B Common Stock.

(57)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 14 of 20

1.	Names of reporting persons Thomas E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,889,528 shares of Class B Common Stock (58)(59)
	8.	Shared voting power None
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 3,889,528 shares of Class B Common Stock (58)(59)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.9% (58)(60)(61)(62)
14.	Type of reporting person (see instructions) IN

(58)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(59)	Consists of (i) 536,033 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (ii) 2,103,495 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, and (iii) 1,250,000 shares of Class B Common Stock held of record by the Family LLC. Dagmar Dolby, Thomas E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. Thomas E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A and the Ray Dolby 2011 Trust A. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC, and Thomas E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(60)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by Thomas E. Dolby is 6.9%.Thomas E. Dolby’s percentage ownership of Class B Common Stock is 8.0%.

(61)	Represents 7.2% of the total voting power of the Class A Common Stock and Class B Common Stock.

(62)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Class A CUSIP Number: 25659T107
Class B CUSIP Number: Not Applicable	Page 15 of 20

1.	Names of reporting persons David E. Dolby
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 49,627 shares of Class A Common Stock and 8,942,595 shares of Class B Common Stock (63)(64)
	8.	Shared voting power 33,880,690 shares of Class B Common Stock (63)(65)
	9.	Sole dispositive power 49,627 shares of Class A Common Stock (63)(66)
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 49,627 shares of Class A Common Stock and 42,823,285 shares of Class B Common Stock (63)(64)(65)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 42.5% (63)(67)(68)(69)
14.	Type of reporting person (see instructions) IN

(63)	The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights and voting rights. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, at no cost, at any time at the option of the holder, upon the affirmative vote of the holders of a majority of the shares of Class B Common Stock, or upon certain transfers. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

(64)	Consists of (i) 46,115 shares of Class A Common Stock held of record by David E. Dolby, (ii) stock options held of record by David E. Dolby to purchase up to 3,512 shares of Class A Common Stock that are exercisable within 60 days after March 23, 2016, (iii) 939,424 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (iv) 2,103,171 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (v) 1,250,000 shares of Class B Common Stock held of record by the Family LLC and (vi) 4,650,000 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB. Dagmar Dolby, David E. Dolby’s mother, is the Trustee of, and has sole dispositive power over the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2016 Trust BB. David E. Dolby is the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B and the Dagmar Dolby 2016 Trust BB. Dagmar Dolby has sole dispositive power over the shares held of record by the Family LLC as the Manager of the Family LLC, and David E. Dolby has sole power to direct the voting of 50% of the 2,500,000 shares of Class B Common Stock held of record by the Family LLC, as a Special Manager of the Family LLC. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(65)	Consists of (i) 23,674,496 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Marital Trust and (ii) 10,206,194 shares of Class B Common Stock held of record by Dagmar Dolby, as Trustee of the Dagmar Dolby Trust. David E. Dolby is the Special Trustee of each of the Marital Trust and the Dagmar Dolby Trust. Dagmar Dolby has sole dispositive power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, and Dagmar Dolby and David E. Dolby have shared voting power over the shares held of record by each of the Marital Trust and the Dagmar Dolby Trust, with voting decisions requiring the unanimous vote of the Trustee and the Special Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(66)	Consists of (i) 46,115 shares of Class A Common Stock held of record by David E. Dolby and (ii) stock options held of record by David E. Dolby to purchase up to 3,512 shares of Class A Common Stock that are exercisable within 60 days after March 23, 2016.

(67)	Represents the percentage ownership of Class A Common Stock assuming the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. The percentage ownership of Class A Common Stock assuming the conversion of only the outstanding shares of Class B Common Stock beneficially owned by David E. Dolby is 45.1%.David E. Dolby’s percentage ownership of Class B Common Stock is 88.2%.

(68)	Represents 79.6% of the total voting power of the Class A Common Stock and Class B Common Stock.

(69)	Based on 52,221,668 shares of Class A Common Stock and 48,574,390 shares of Class B Common Stock outstanding on January 29, 2016.

Explanatory Note:

This Amendment No. 20 to Schedule 13D (this “Amendment”) amends the Schedule 13D (the “Statement”) initially filed with the Commission on December 27, 2011 and amended by Amendment No. 1 thereto filed with the Commission on September 11, 2012, Amendment No. 2 thereto filed with the Commission on December 26, 2012, Amendment No. 3 thereto filed with the Commission on January 2, 2013, Amendment No. 4 thereto filed with the Commission on March 5, 2013, Amendment No. 5 thereto filed with the Commission on October 22, 2013, Amendment No. 6 thereto filed with the Commission on November 26, 2013, Amendment No. 7 thereto filed with the Commission on January 27, 2014, Amendment No. 8 thereto filed with the Commission on February 26, 2014, Amendment No. 9 thereto filed with the Commission on March 10, 2014, Amendment No. 10 thereto filed with the Commission on August 22, 2014, Amendment No. 11 thereto filed with the Commission on September 11, 2014, Amendment No. 12 thereto filed with the Commission on October 14, 2014, Amendment No. 13 thereto filed with the Commission on February 27, 2015, Amendment No. 14 thereto filed with the Commission on April 29, 2015, Amendment No. 15 filed with the Commission on November 2, 2015, Amendment No. 16 filed with the Commission on December 29, 2015, Amendment No. 17 filed with the Commission on February 16, 2016, Amendment No. 18 filed with the Commission on March 1, 2016 and Amendment No. 19 filed with the Commission on March 15, 2016. This Amendment is filed on behalf of (i) Dagmar Dolby, (ii) Thomas E. Dolby, (iii) David E. Dolby, (iv) Dagmar Dolby, as Trustee of the Marital Trust, (v) Dagmar Dolby, as Trustee of the Dagmar Dolby Trust, (vi) Dagmar Dolby, as Trustee of the Dolby Administrative Trust (vii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust A, (viii) Dagmar Dolby, as Trustee of the Ray Dolby 2002 Trust B, (ix) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust A, (x) Dagmar Dolby, as Trustee of the Ray Dolby 2011 Trust B, (xi) the Family LLC, (xii) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust AA, (xiii) Dagmar Dolby, as Trustee of the Dagmar Dolby 2014 Trust BB, and (xiv) Dagmar Dolby, as Trustee of the Dagmar Dolby 2016 Trust BB (collectively, the “Reporting Persons”), relating to the beneficial ownership of the Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), and the Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), of Dolby Laboratories, Inc., a Delaware corporation (the “Company”). The Reporting Persons are filing this Amendment to report changes in their beneficial ownership since the filing of the Statement, as last amended. Except as set forth herein, this Amendment does not supplement, restate or amend any of the other information disclosed in the Statement (as amended) previously filed. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Statement (as amended) previously filed.

Item 2. Identity and Background.

Subsections (a), (c) and (f) of Item 2 of the Statement are amended and restated in their entirety to read in full as follows:

This Statement is being jointly filed by and on behalf of each of the Reporting Persons.

Dagmar Dolby is the widow of Ray Dolby, the former Founder and Director Emeritus of the Company, and serves as the Trustee of each of the Marital Trust, the Dagmar Dolby Trust, the Dolby Administrative Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A, the Ray Dolby 2011 Trust B, the Dagmar Dolby 2014 Trust AA, the Dagmar Dolby 2014 Trust BB and the Dagmar Dolby 2016 Trust BB. The Marital Trust, the Dagmar Dolby Trust and the Dolby Administrative Trust are formed under the Dolby Family Trust Instrument dated May 7, 1999, and each such trust was formed for tax and estate planning purposes as a result of the death of Ray Dolby on September 12, 2013. Each of the Ray Dolby 2011 Trust A, the Ray Dolby 2011 Trust B, the Dagmar Dolby 2014 Trust AA, the Dagmar Dolby 2014 Trust BB and the Dagmar Dolby 2016 Trust BB is a grantor retained annuity trust (“GRATs”). Dagmar Dolby is a U.S. citizen and each of the Marital Trust, the Dagmar Dolby Trust, the Dolby Administrative Trust, the Ray Dolby 2002 Trust A, the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust A, the Ray Dolby 2011 Trust B, the Dagmar Dolby 2014 Trust AA, the Dagmar Dolby 2014 Trust BB and the Dagmar Dolby 2016 Trust BB was established under the laws of the State of California.

Thomas E. Dolby, Dagmar Dolby’s son, is a writer and serves as the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust A, the Ray Dolby 2011 Trust A and the Dagmar Dolby 2014 Trust AA.

David E. Dolby, Dagmar Dolby’s son, is a director of the Company and serves as a Managing Director of Dolby Family Ventures, an early stage venture firm not affiliated with the Company. David E. Dolby serves as the Special Trustee of, and shares voting power with Dagmar Dolby as to the shares held of record by, each of the Marital Trust and the Dagmar Dolby Trust. David E. Dolby serves as the Special Trustee of, and has sole power to direct the voting of the shares held of record by, each of the Ray Dolby 2002 Trust B, the Ray Dolby 2011 Trust B, the Dagmar Dolby 2014 Trust BB and the Dagmar Dolby 2016 Trust BB.

The Family LLC is a limited liability company formed under the laws of the State of Delaware, of which Dagmar Dolby is the Manager with sole dispositive power as to the shares held of record by the Family LLC and each of Thomas E. Dolby and David E. Dolby are Special Managers with sole power to direct the voting of 50% of the shares held of record by the Family LLC.

As a result of the 2014 GRAT 2016 Annuity Share Distributions, as defined and described in Item 4, the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB are no longer Reporting Persons under this Statement immediately upon the filing of this Amendment.

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended by adding the following at the end thereof:

On March 23, 2016, each of the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB transferred 925,450 shares of Class B Common Stock to the Dagmar Dolby Trust (such share transfers, collectively, the “2014 GRAT 2016 Annuity Share Distributions”). Each of the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB is a GRAT whose trust instrument requires an annual annuity payment to the Dagmar Dolby Trust, and the 2014 GRAT 2016 Annuity Share Distributions were made in satisfaction of these annuity payment requirements and pursuant to the terms of each GRAT’s trust instrument. No Reporting Person paid or received any funds or other consideration in connection with the 2014 GRAT 2016 Annuity Share Distributions.

Also on March 23, 2016, Dagmar Dolby established a new GRAT, the Dagmar Dolby 2016 Trust BB. On the same date as the establishment of the Dagmar Dolby 2016 Trust BB, 4,650,000 shares of Class B Common Stock were transferred by the Dagmar Dolby Trust to the Dagmar Dolby 2016 Trust BB (such share transfer, the “2016 GRAT Share Contribution”). The establishment of the Dagmar Dolby 2016 Trust BB and the 2016 GRAT Share Contribution were effected solely for estate planning purposes and none of the Reporting Persons paid or received any funds or other consideration in connection with the establishment of such trust or the 2016 GRAT Share Contribution.

Item 5. Interest in Securities of the Issuer.

Subsections (c) and (e) of Item 5 of the Statement are amended and restated in their entirety to read in full as follows:

(c) The information set forth in Item 4 regarding the 2014 GRAT 2016 Annuity Share Distributions and the 2016 GRAT Share Contribution is incorporated herein by reference.

The table set forth on Schedule A reflects all other transactions effected by the Reporting Persons in the classes of securities reported on during the period beginning on March 12, 2016, the day immediately following the date of the last transaction reported in the most recent filing of an amendment to this Statement, and ending on March 23, 2016, the date of this Amendment. Each transaction set forth on Schedule A represents (i) the conversion of the applicable number of shares of Class B Common Stock into an equal number of shares of Class A Common Stock, and (ii) the sale of such shares of Class A Common Stock in open market trades pursuant to the 2015 Trading Plans.

(e) As a result of the 2014 GRAT 2016 Annuity Share Distributions, the Dagmar Dolby 2014 Trust AA and the Dagmar Dolby 2014 Trust BB have ceased to be beneficial owners of any class of the Company’s securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended by adding the following at the end thereof:

The information set forth in Item 4 regarding the 2014 GRAT 2016 Annuity Share Distributions and the 2016 GRAT Share Contribution is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement pursuant to Rule 13d-1(k)(1) (filed herewith).

Exhibit 2:	Power of Attorney – Dagmar Dolby (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 3:	Power of Attorney – Thomas E. Dolby (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 4:	Power of Attorney – David E. Dolby (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 5:	Power of Attorney – Marital Trust (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 6	Power of Attorney – Dagmar Dolby Trust (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 7:	Power of Attorney – Ray Dolby 2002 Trust A (incorporated by reference to Exhibit 8 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 8:	Power of Attorney – Ray Dolby 2002 Trust B (incorporated by reference to Exhibit 9 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 9:	Power of Attorney – Ray Dolby 2011 Trust A (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 10:	Power of Attorney – Ray Dolby 2011 Trust B (incorporated by reference to Exhibit 11 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 11:	Power of Attorney – Dolby Holdings II LLC (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 12:	Power of Attorney – Dagmar Dolby 2014 Trust AA (incorporated by reference to Exhibit 13 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 13:	Power of Attorney – Dagmar Dolby 2014 Trust BB (incorporated by reference to Exhibit 14 to the Schedule 13D/A filed with the Commission on March 10, 2014).

Exhibit 14:	Power of Attorney – Dolby Administrative Trust (incorporated by reference to Exhibit 14 to the Schedule 13D/A filed with the Commission on September 11, 2014).

Exhibit 15:	Power of Attorney – Dagmar Dolby 2016 Trust BB (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 24, 2016.

DAGMAR DOLBY		MARITAL TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Dagmar Dolby		Name: Dagmar Dolby
Title: Trustee

THOMAS E. DOLBY		DAGMAR DOLBY TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Thomas E. Dolby		Name: Dagmar Dolby
Title: Trustee

DAVID E. DOLBY		RAY DOLBY 2002 TRUST A DATED APRIL 19, 2002

By:	*	By:	*
	David E. Dolby		Name: Dagmar Dolby
Title: Trustee

RAY DOLBY 2011 TRUST A DATED DECEMBER 14, 2011		RAY DOLBY 2002 TRUST B DATED APRIL 19, 2002

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

RAY DOLBY 2011 TRUST B DATED DECEMBER 14, 2011		DOLBY HOLDINGS II LLC

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

DAGMAR DOLBY 2014 TRUST AA DATED MARCH 5, 2014		DAGMAR DOLBY 2016 TRUST BB DATED MARCH 23, 2016

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

DAGMAR DOLBY 2014 TRUST BB DATED MARCH 5, 2014		DOLBY FAMILY ADMINISTRATIVE TRUST UNDER THE DOLBY FAMILY TRUST INSTRUMENT DATED MAY 7, 1999

By:	*	By:	*
	Name: Dagmar Dolby		Name: Dagmar Dolby
	Title: Trustee		Title: Trustee

		*By:	/s/ Patrick McCabe
Patrick McCabe, on behalf of Shartsis Friese LLP, as Attorney-in-Fact

SCHEDULE A

Name of Reporting Person	Date of Transaction	No. of Shares	Sale Price Per Share of Class A Common Stock (1)
Ray Dolby 2002 Trust A	3/14/2016	25,000	$40.0005	(2)
Ray Dolby 2002 Trust B	3/14/2016	25,000	$40.0003	(3)
Ray Dolby 2002 Trust A	3/15/2016	25,000	$40.0029	(4)
Ray Dolby 2002 Trust B	3/15/2016	25,000	$40.0040	(5)
Ray Dolby 2002 Trust A	3/16/2016	25,000	$40.0212	(6)
Ray Dolby 2002 Trust B	3/16/2016	25,000	$40.0220	(7)
Ray Dolby 2002 Trust A	3/17/2016	25,000	$40.0667	(8)
Ray Dolby 2002 Trust B	3/17/2016	25,000	$40.0664	(9)
Ray Dolby 2002 Trust A	3/18/2016	25,000	$40.6838	(10)
Ray Dolby 2002 Trust B	3/18/2016	25,000	$40.6832	(11)
Ray Dolby 2002 Trust A	3/21/2016	13,403	$40.0682	(12)
Ray Dolby 2002 Trust B	3/21/2016	10,859	$40.0760	(13)
Ray Dolby 2002 Trust A	3/22/2016	25,000	$40.0244	(14)
Ray Dolby 2002 Trust B	3/22/2016	25,000	$40.0235	(15)
Ray Dolby 2002 Trust A	3/23/2016	25,000	$41.1239	(16)
Ray Dolby 2002 Trust B	3/23/2016	25,000	$41.1234	(17)

(1)	The applicable Reporting Person hereby undertakes to provide upon request to the Commission, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transactions were effected.

(2)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.00 to $40.01 per share.

(3)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.00 to $40.02 per share.

(4)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.00 to $40.03 per share.

(5)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.00 to $40.03 per share.

(6)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.00 to $40.12 per share.

(7)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.00 to $40.12 per share.

(8)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.00 to $40.21 per share.

(9)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.00 to $40.21 per share.

(10)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.41 to $41.00 per share.

(11)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.43 to $41.00 per share.

(12)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.00 to $40.54 per share.

(13)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.00 to $40.54 per share.

(14)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.00 to $40.06 per share.

(15)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.00 to $40.06 per share.

(16)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.68 to $41.48 per share.

(17)	Reflects the weighted average sale price, for multiple trades executed at prices ranging from $40.68 to $41.48 per share.